STOLT OFFSHORE S.A.                                            [Graphic Omitted]

A subisidary of       c/o Stolt Offshore M.S. Limited      Tel: + 44 1932 773700
Stolt-Nielsen S.A.    Dolphin House                        Fax: + 44 1932 773701
                      Windmill Road                        www.stoltoffshore.com
                      Sunbury-on-Thames
                      Middlesex, TW16 7HT
                      England


NEWS RELEASE                       Contact:   Julian Thomson
                                              US +1 877 603 0267 (toll free)
                                              UK +44 1224 718436
                                              julian.thomson@stoltoffshore.com



               STOLT OFFSHORE S.A. RESTATES SECOND QUARTER RESULTS

London, England - August 29, 2002 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced it would be restating its second quarter and six-month results as a result of two accounting adjustments.

The adjustments have a positive impact on the Company's net income of $1.4 million. The net income for the quarter ended May 31, 2002 is now $4.8 million, or $0.06 per share, on net operating revenue of $333.4 million. For the six-month period ended May 31, 2002, the Company now reports a net profit of $5.1 million, or $0.06 per share, on net operating revenue of $627.5 million.

The first of the two adjustments was caused by the failure to record certain operating costs in the financial accounts of a 66.66%-owned subsidiary, Alto Mar Girassol, which led to a $1.7 million overstatement of net income in the second quarter. The second adjustment relates to the elimination of a 1998 provision for a tax liability of $3.2 million. This tax liability was proved to be unnecessary following the receipt of an assessment letter from the relevant tax authority.

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 including, but not limited to information relating to our backlog and future results. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

                                   -end text-
                                -tables attached-

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)
                      (in thousands, except per share data)



                                                                 Unaudited                             Unaudited
                                                             Three Months Ended                    Six Months Ended

                                                         May 31,               May 31,          May 31,             May 31,
                                                          2002                  2001              2002                2001
                                                       (restated)                             (restated)
                                                    ----------------      ----------------   -------------      ---------------


Net operating revenue                                    $  333,425            $  282,001       $ 627,476            $ 473,076
Operating expenses                                         (312,729)             (266,222)       (582,266)            (449,369)
                                                    ----------------      ----------------   -------------      ---------------

Gross profit                                                 20,696                15,779          45,210               23,707

Equity in net income of non-consolidated joint
ventures                                                      5,355                 2,169           5,504                4,701
Administrative and general expenses                         (18,999)              (14,977)        (35,930)             (32,294)
                                                    ----------------      ----------------   -------------      ---------------

Income/(loss) from operations                                 7,052                 2,971          14,784               (3,886)

Non-operating (expense)/income
    Interest expense, net                                    (4,116)               (7,676)         (8,119)             (15,042)
    Foreign exchange (loss)/gain                               (290)                1,771             (37)                 833
    Other income, net                                           695                 1,722             834                2,374
                                                    ----------------      ----------------   -------------      ---------------

Income/(loss) before income taxes and minority
interests                                                     3,341                (1,212)          7,462              (15,721)
Income tax benefit/(provision)                                2,263                (5,156)            980               (5,610)
                                                    ----------------      ----------------   -------------      ---------------

Income/(loss) before minority interests                       5,604                (6,368)          8,442              (21,331)
Minority interests                                             (754)                   82          (3,374)                (438)

                                                    ----------------      ----------------   -------------      ---------------

Net income/(loss)                                        $    4,850            $   (6,286)      $   5,068            $ (21,769)
                                                    ================      ================   =============      ===============


PER SHARE DATA
Net profit/ (loss) per share
     Basic                                               $     0.06            $    (0.07)      $    0.06            $   (0.25)
     Diluted                                             $     0.06            $    (0.07)      $    0.06            $   (0.25)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                               $   85,111                87,194          86,147               87,175
     Diluted                                             $   85,467                87,194          86,463               87,175


SELECTED  INFORMATION
Capital expenditures                                     $   12,177            $   20,936       $  18,827            $  42,281
Depreciation and amortization                            $   20,571            $   21,335       $  43,352            $  41,921



                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (RESTATED)
                                 (in thousands)



                                                                  Unaudited         Unaudited           Audited
                                                                   May 31,           May 31,         November 30,
                                                                    2002               2001              2001
                                                                 (restated)
                                                                -------------    -----------------   ---------------

ASSETS

     Cash and cash equivalents                                     $   12,637         $    16,540       $   11,670

     Other current assets                                             492,429             395,037          561,297

     Fixed assets, net of accumulated depreciation                    773,893             808,655          779,471

     Other non-current assets                                         205,586             227,243          207,825

                                                                -------------    -----------------   ---------------

               Total assets                                       $ 1,484,545        $  1,447,475      $ 1,560,263
                                                                =============    =================   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                                 $     84          $        -       $    5,240

     Current portion of
       long-term debt and capital lease obligations                    65,042              53,995           23,653

     Accounts payable and accrued liabilities                         396,312             371,792          465,882

     Long-term debt and capital lease obligations                     380,011             305,044          335,026

     Other non-current liabilities                                     62,963              66,204           70,440

     Shareholders' equity

        Common Shares                                                 140,486             140,426          140,457


        Class B Shares                                                 68,000              68,000           68,000

        Paid-in-surplus                                               401,787             463,610          463,615

        Retained earnings                                              57,504              44,870           52,436

        Accumulated other comprehensive loss                          (32,441)            (66,466)         (64,486)

        Treasury Shares                                               (55,203)                  -                -
                                                                -------------    -----------------   ---------------

           Total shareholders' equity                                 580,133             650,440          660,022

                                                                -------------    -----------------   ---------------
           Total liabilities and shareholders' equity             $ 1,484,545        $  1,447,475      $ 1,560,263
                                                                =============    =================   ===============




Total interest-bearing debt and capital lease obligations, net
of cash and cash equivalents and receivables from related          $  432,500        $    339,870       $  352,249
parties
                                                                =============    =================   ===============




                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                          SEGMENTAL ANALYSIS (RESTATED)
                                 (in thousands)

In 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which changed the way the Company reported information about its operating segments. The tables below show summarized profit and loss information relating to this disclosure. Balance sheet information has not been disclosed as there has not been a material movement in segmental assets since November 30, 2001.

The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME (a), South America, UK and Corporate. Management may from time to time change the segmentation of the business, which will result in a restatement of the figures.



                                            Asia      North                            South                              Total
                                           Pacific   America    Norway     SEAME(a)   America      UK        Corporate


For the three months ended May 31, 2002
  (restated)
Net operating revenue - external           $  5,628  $ 53,486   $ 26,145   $162,507   $ 13,087   $ 40,121    $ 32,451   $  333,425
Net operating revenue - internal (b)       $   309   $ 14,274   $  7,659   $ 13,088   $  4,188   $ 12,719    $  2,475   $        -

 (Loss)/ income from operations            $  (535)  $ (7,025)  $  4,641   $  7,564   $  2,663   $    326    $   (582)  $    7,052
    Interest expense, net                                                                                               $   (4,116)
    Foreign exchange loss                                                                                               $     (290)
    Other income, net                                                                                                   $      695


Income before taxes and minority interests                                                                              $    3,341


                                            Asia      North                            South                              Total
                                           Pacific   America    Norway     SEAME(a)   America      UK        Corporate

For the three months ended May 31, 2001
Net operating revenue - external           $  5,895  $ 34,913   $ 24,442   $152,497   $ 13,121   $ 47,579    $  3,554   $  282,001
Net operating revenue - internal (b)       $     (9) $  8,790   $ 15,404   $ 20,411   $  5,907   $ 19,890    $  9,599   $        -

Income/(loss) from operations              $     64  $ (1,031)  $  2,977   $ (1,923)  $  2,288   $  5,848    $ (5,252)       2,971
    Interest expense, net                                                                                               $   (7,676)
    Foreign exchange gain                                                                                               $    1,771
    Other income, net                                                                                                   $    1,722


Loss before taxes and minority interests                                                                                $   (1,212)


                                            Asia      North                            South                              Total
                                           Pacific   America    Norway     SEAME(a)   America      UK        Corporate

For the six months ended May 31, 2002
  (restated)
Net operating revenue - external           $ 12,603  $124,214   $ 39,013   $299,708   $ 26,552   $ 65,103    $ 60,283   $  627,476
Net operating revenue - internal (b)       $    588  $ 26,461   $ 10,584   $ 31,267   $  6,361   $ 19,345    $  3,707   $        -

(Loss)/income from operations              $   (683) $ (8,915)  $  3,938   $ 27,271   $  5,896   $ (2,124)   $(10,599)  $   14,784
    Interest expense, net                                                                                               $   (8,119)
    Foreign exchange loss                                                                                               $      (37)
    Other income, net                                                                                                   $      834


Income before taxes and minority interests                                                                              $    7,462


                                            Asia      North                            South                              Total
                                           Pacific   America    Norway     SEAME(a)   America      UK        Corporate

For the six months ended May 31, 2001
Net operating revenue - external           $ 10,997  $ 68,171   $ 39,303   $242,875   $ 26,258   $ 80,229    $  5,243   $  473,076
Net operating revenue - internal (b)       $    125  $ 11,395   $ 18,268   $ 25,652   $  7,660   $ 26,210    $ 10,165   $        -

(Loss)/income from operations              $ (1,237) $ (2,967)  $  6,986   $  9,252   $  4,005   $  6,548    $(26,473)  $   (3,886)
    Interest expense, net                                                                                               $  (15,042)
    Foreign exchange gain                                                                                               $      833
    Other income, net                                                                                                   $    2,374


Loss before taxes and minority interests                                                                                $  (15,721)


(a)  SEAME is defined as Southern Europe, Africa and the Middle East
(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero

Four customers and two customers each individually accounted for more than 10% of the Company's revenue in the quarter and six months ended May 31, 2002, respectively. The revenue from these customers was $168.7 million for the quarter and $171.8 million for the six months and was attributable to the SEAME and North America segments. In the quarter and six months ended May 31, 2001, two customers each individually accounted for more than 10% of the Company's revenue. The revenue from these customers was $123.8 million for the quarter and $207.8 million for the six months and was attributable to the Norway, North America, SEAME and UK segments.